NEWS RELEASE

Canarc’s Tay-LP Option Agreement with

Cap-Ex Ventures Receives TSX-V Acceptance

Vancouver, Canada – August 24, 2010 - Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB, CAN: DB-F) announces that Cap-Ex Ventures Ltd. has received TSX Venture Exchange approval of the option agreement dated March 22, 2010, between Cap-Ex Ventures Ltd. and Canarc Resource Corp. regarding the Tay-LP property.

Under the option agreement, Cap-Ex can acquire up to a 50-per-cent interest in Canarc’s option to acquire the Tay-LP property located in south-central Yukon from Ross River Minerals Inc.  Cap-Ex may exercise the option by paying $230,000, issuing 200,000 shares, spending $675,000 on exploration and making $50,000 in royalty payments.

Cap-Ex is currently considering an airborne geophysical survey over select areas of the property in order to help define target areas for drilling.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is focused on advancing its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.